Exhibit 99.3

ZK International Group Co., Ltd. Announces Record Revenue of $42.17 Million, an Increase of 4.98% for the First Half of Fiscal Year 2021

WENZHOU, China, August 26, 2021 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced its unaudited financial results for the six months ended March 31, 2021.

Financial Highlights for the First Half of Fiscal Year 2021

•	Revenue increased 4.98% to a record $42.17 million due to increased domestic orders that drove increased sales volume.
•	Gross profit increased by 46.83% to $4.71 million. Gross margin was 11.16%, compared to 7.98% for the same period of the prior fiscal period. The increase of gross profit was primarily due to increased weighted average selling prices of our water and gas piping products as the result of domestic demand recovery of construction materials and piping infrastructure.
•	Loss from operations was $1.65 million, compared to income from operations of $0.34 million for the same period of the prior fiscal year. Operating margin was -3.91%, compared to 0.8% for the same period of the prior fiscal year. The decrease of operating margin was primarily due to one-off developing and marketing expenses incurred for the xSigma trading platform and other newly added business operations.
•	Net loss attributable to ZK International was $0.58 million, or $0.03 per share. This compared to net income attributable to ZK International of $0.09 million, or $0.01 per share, for the same period of the prior fiscal year.
•	Net book value increased to $3.11 per share as of March 31, 2021, compared to $2.66 as of September 30, 2020.

	For the Six Months Ended March 31,
($ millions, except per share data)	2021	2020	% Change
Revenue	$42.17	$40.17	4.98%
Gross profit	$4.71	$3.21	46.83%
Gross margin	11.16%	7.98%	3.18	% pp*
Income (loss) from operations	$(1.65)	$0.34	-582.45%
Operating margin	-3.91%	0.85%	-4.76	% pp*
Net income (loss) attributable to ZK International	$(0.58)	$0.09	-763.28%
Diluted earnings per share	$(0.03)	$0.01	-367.92%
Net book value per share	$3.11	$2.66	16.96%
* pp: percentage point(s)

Mr. Jiancong Huang, Chairman and Chief Executive Officer of ZK International, commented, “as a Company we continue to grow as we have hit record sales of $42 million for the first half of fiscal year of 2021. With our core business returning to profitability, in what is a competitive landscape, we continue to be a market leader of our proprietary stainless steel and carbon steel pipe products. Our growth is not limited to the Chinese market as we aim to expand our line of products into other European countries, Canada and the United States. In addition to the existing business, leadership at the Company decided to be innovative, and have formed several subsidiaries to develop, market, and execute on a number of initiatives which include raising capital to develop a DeFi Exchange and launch our own tokens, develop a cryptocurrency trading platform and the development of our own NFT Marketplace which will be launched in the Fall of 2021. We expect our core business to grow with a focus of returning to profitability while we establish venture vehicles through operations of our subsidiaries.”

Financial Results for the First Half of Fiscal Year 2020

Revenue

Revenue increased by $1,999,238 or 4.98%, to $ 42,168,823 for the six months ended March 31, 2021 from $40,169,585 for the six months ended March 31, 2020. The increase in revenues was primarily driven by our increased sales of stainless steel coil and strip as compared to our stainless steel piping and fitting products. During six months ended March 31, 2021, the sales of stainless steel coil and strip accounts for approximately 53.85% of our total revenue, as compared to 50.84%of our total revenue during six months ended March 31, 2020.

Gross Profit

Our gross profit increased by $1,501,481, or 46.83%, to $4,707,758 for the six months ended March 31, 2021 from $3,206,277 for the six months ended March 31, 2020. Gross profit margin was 11.16% for the six months ended March 31, 2021, as compared to 7.98%% for the six months ended March 31, 2020. The increase of gross profit was primarily due to increased weighted average selling prices of our water and gas piping products as the result of domestic demand recovery of construction materials and piping infrastructure. The gross profit of stainless steel coil products is approximately 0.21% due to the decrease of average selling price of stainless steel coil products, while our water and gas piping products generally have gross margin of 23.75% during six months ended March 31, 2021.

Selling and Marketing Expenses

We incurred $2,769,264 in selling and marketing expenses for the six months ended March 31, 2021, compared to $961,513 for the six months ended March 31, 2020. Selling and marketing expenses increased by $1,807,751, or 188.01%, during the six months ended March 31, 2021 compared to the six months ended March 31, 2020. This increase is primarily due to stock-based marketing expenses we paid to third party for the marketing and promoting services provided to xSigma Corporation, a subsidiary of the Company. On February 15, 2021, ZK entered into a Consultancy Agreement (the “Agreement”) with Dentoro Alliance LP, a company incorporated in the Republic of Ireland (the “Consultant”). Pursuant to the Agreement, the Consultant agreed to provide marketing services for the business development of xSigma Corporation, including website development, social media and community management, content creation and public relations management. In exchange for the Consultant’s services, the Company agreed to pay the Consultant 250,000 ordinary shares of the Company. The shares are valued at $3.58/share.

General and Administrative expenses

We incurred $1,166,210 in general and administrative expenses for the six months ended March 31, 2021, compared to $1,272,675 for the six months ended March 31, 2020. General and administrative expenses decreased by $106,465, or 8.37%, for the six months ended March 31, 2021 compared to the same period in 2020. The slight decrease is primarily due to decrease in travelling expenses and administrative staff salary.

Research and Development Expenses

We incurred $2,419,355 in research and development expenses for the six months ended March 31, 2021, compared to $630,692 for the six months ended March 31, 2020. R&D expenses increase by $1,788,663, or 283.60%, for the six months ended March 31, 2021 compared to the same period in 2020. The significant increase was primarily due to the expenses we paid to our various subsidiaries to to develop a DeFi exchange, a cryptocurrency trading platform, and an NFT platform.

Income (loss) from Operations

Loss from operations was $1.65 million for the first half of fiscal year 2021, compared to $0.34 million for the same period of the prior fiscal year. As a result, operating margin was -3.91% for the first half of fiscal year 2021, compared to 0.85% for the same period of the prior fiscal year. The decreases in operating income and operating margin were primarily related to our expanded operations, increase of research and development expenses and consulting share issuances.

Other Income (Expenses)

Interest expenses were $0.53 million for the first half of fiscal year 2021, compared to $0.42 million for the same period of the prior fiscal year. Other income was $0.33 million for the first half of fiscal year 2021, compared to $0.17 million for the same period of the prior fiscal year. As a result, total net other expenses were $0.19 million for the first half of fiscal year 2020, compared to $0.25 million for the same period of the prior fiscal year.

Net Income (loss) and earnings per share

As a result of the factors described above, net loss was $1.92 million for the first half of fiscal year 2021, compared to net income of $0.09 million for the same period of the prior fiscal year. Net margin was -4.55% for the first half of fiscal year 2021, compared to 0.2% for the same period of the prior fiscal year.

After deducting for non-controlling interests, net loss attributable to ZK International was $0.58 million, or $0.03 per share, for the first half of fiscal year 2021. This compared to net income attributable to ZK International of $0.09 million, or $0.01 per share, for the same period of the prior fiscal year.

Financial Condition

As of March 31, 2021, cash and cash equivalents and short-term investments totaled $23.79 million, compared to $3.76 million as of September 30, 2020. Short-term bank borrowings were $18.35 million as of March 31, 2021, compared to $17.37 million as of September 30, 2020.

Accounts receivable was $25.77 million as of March 31, 2021, compared to $31.39 million as of September 30, 2020. Inventories were $22.04 million as of March 31, 2021, compared to $21.68 million as of September 30, 2020. Accounts payable was $6.54 million as of March 31, 2021, compared to $10.35 million as of September 30, 2020.

Total current assets and current liabilities were $89.01 million and $37.26 million, respectively, leading to a current ratio of 2.39 as of March 31, 2021. This compared to total current assets and current liabilities were $64.78 million and $40.88 million, respectively, and current ratio of 1.58 as of September 30, 2020.

Net cash used in operating activities was $4.23 million for the six months ended March 31, 2021, compared to net cash provided by operating activities of $1.07 million for the same period of the prior fiscal year. Net cash provided by investing activities was $0.06 million for the six months ended March 31, 2021, compared to net cash used in investing activities of $0.57 million for the same period of the prior fiscal year. Net cash provided by financing activities was $23.82 million for the six months ended March 31, 2021, compared to net cash used in financing activities of $2.61 million for the same period of the prior fiscal year.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube", and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Six Months Ended March 31, 2021 and 2020 (Unaudited)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2021	2020
Revenues	42,168,823	$40,169,585
Cost of sales	37,461,065	36,963,308
Gross profit	4,707,758	3,206,277

Operating expenses:
Selling and marketing expenses	2,769,264	961,513
General and administrative expenses	1,166,210	1,272,675
Research and development costs	2,419,355	630,692
Total operating expenses	6,354,829	2,864,880

Operating Income (loss)	(1,647,071)	341,397

Other income (expenses):
Interest expenses	(528,598)	(424,463)
Interest income	9,543	3,003
Other income (expenses), net	325,539	170,391
Total other income (expenses), net	(193,516)	(251,069

Income (Loss) before income taxes	(1,840,587)	90,328

Income tax provision	(76,306)	-

Net income (loss)	(1,916,893)	$90,328
Net income (loss) attributable to non-controlling interests	(1,334,346)	2,500

Net income (loss) attributable to ZK International Group Co., Ltd.	(582,547)	$87,828

Net income (loss)	(1,916,893)	$90,328

Other comprehensive income:
Foreign currency translation adjustment	1,863,153	414,042

Total comprehensive income (loss)	(53,740)	504,370
Comprehensive income (loss) attributable to non-controlling interests	(1,315,874)	5,098
Comprehensive income attributable to ZK International Group Co., Ltd.	1,262,134	499,272

Basic and diluted earnings per share
Basic	(0.03)	0.01
Diluted	(0.03)	0.01
Weighted average number of shares outstanding
Basic	19,243,252	16,558,037
Diluted	21,743,252	16,558,037

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2021 and September 30, 2020 (Unaudited)

(IN U.S. DOLLARS)

	2021	2020
Assets
Current assets
Cash and cash equivalents	$23,792,863	$3,759,535
Short-term Investment	-	294,568
Accounts receivable, net of allowance for doubtful accounts of $2,098,282 and $2,020,373, respectively	25,772,075	31,393,289
Notes receivable	161,616	192,819
Other receivables	1,038,179	3,337,634
Due from related parties	2,927,769	47,135
Inventories	22,037,116	21,679,258
Advance to suppliers	13,281,349	4,078,256
Total current assets	89,010,967	64,782,494
Property, plant and equipment, net	8,035,478	7,870,680
Intangible assets, net	5,936,851	929,021
Deferred tax assets	750,912	724,612
Long-term deposit	12,266,483	11,836,860
Long-term investment	317,974	306,837
TOTAL ASSETS	$116,318,665	$86,450,504
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,543,051	$10,351,880
Accrued expenses and other current liabilities	2,239,097	4,172,781
Accrued payroll and welfare	1,145,865	1,555,705
Advance from customers	5,338,816	2,345,891
Due to related parties	225,288	1,315,803
Short-term bank borrowings	18,354,498	17,372,894
Other borrowing - short term portion	-	420,741
Notes payables	112,946	153,175
Income tax payable	3,301,236	3,188,615
Total current liabilities	37,260,797	40,877,485
Other borrowing - long term portion	562,447	269,290
TOTAL LIABILITIES	$37,823,244	$41,146,775

Equity
Common stock, no par value, 50,000,000 shares authorized, 25,553,748 and 16,558,037 shares issued and outstanding, respectively
Additional paid-in capital	51,283,674	18,049,630
Statutory surplus reserve	2,904,699	2,904,699
Retained earnings	22,975,762	23,546,921
Accumulated other comprehensive income (loss)	2,337,366	492,685
Total equity attributable to ZK International Group Co., Ltd.	79,501,501	44,993,935
Equity attributable to non-controlling interests	(1,006,080)	309,794
Total equity	78,495,421	45,303,729
TOTAL LIABILITIES AND EQUITY	$116,318,665	$86,450,504

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended March 31, 2021 and 2020 (Unaudited)

(IN U.S. DOLLARS)

	For the Six Months Ended March 31,
	2021	2020
Cash Flows from Operating Activities:
Net income	$(1,916,893)	$90,328
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	264,887	176,111
Amortization expense	6,605	-
Non-cash expenses	894,167	-
Changes in operating assets and liabilities:
Accounts receivable	6,755,242	(136,090)
Other receivables	2,420,300	(96,109)
Notes receivable	38,197	167,896
Inventories	428,946	2,563,087
Advance to suppliers	(9,053,966)	163,096
Accounts payable	(4,379,215)	(2,002,061)
Notes payable	(45,783)	-
Accrued expenses and other current liabilities	(2,084,882)	263,591
Accrued payroll and welfare	(466,248)	(183,670)
Advance from customers	2,907,425	64,820
Income tax payable	(3,111)	-
Net cash provided (used in) operating activities	(4,234,329)	1,070,999

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	56,013	(608,404)
Proceed from disposal of property, plant and equipment	(4,871)	48,676
Net proceeds placed into long-term deposit	6,715	(14,262)
Net cash used in investing activities	57,857	(574,050)

Cash Flows from Financing activities:
Net proceeds from stock offering	27,340,977	-
Net proceeds released from (placed into) bank acceptance notes	-	(185,764)
Net proceeds released from short-term investment	305,222	277,944
Net proceeds from (repayment to) short-term bank borrowings	351,006	716,659
Net repayment of other borrowing	(156,929)	-
Repayments of loans of related parties	(1,138,134)	(1,474,517)
Cash advance to related parties	(2,878,572)	(1,948,937)
Net cash provided by (used in) financing activities	23,823,569	(2,614,615)

Effect of exchange rate changes on cash	386,231	58,933

Net change in cash and cash equivalents	20,033,328	(2,058,733)
Cash and cash equivalents at the beginning of year	3,759,535	3,451,138
Cash and cash equivalents at the end of year	$23,792,863	$1,392,405

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$167,862	$-
Cash paid for interest expenses	$524,217	$450,282